2AQ Putnam Research Fund attachment
1/31/05 Semi-annual

Because of the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

53A	For the period ended January 31, 2005, Putnam Management
has assumed $224,834 of legal, shareholder servicing and communication, audit and Trustee fees incurred by the fund in connection with certain legal and regulatory matters.

72DD1 (000s omitted)

Class A	3,663


72DD2 (000s omitted)

Class R	1
Class Y	744

73A1

Class A	0.065


73A2

Class R	0.029
Class Y	0.103

74U1 (000s omitted)

Class A	50,670
Class B	29,109
Class C	3,411

74U2 (000s omitted)

Class M	1,492
Class R	21
Class Y	7,370

74V1

Class A	13.60
Class B	12.97
Class C	13.05

74V2

Class M	13.20
Class R	13.57
Class Y	13.70



Other matters

In connection with a review of compliance procedures and controls, Putnam Management discovered that in early January 2001, certain Putnam employees had willfully circumvented controls in connection with the correction of operational errors with respect to a 401(k) clients investment in certain Putnam Funds, which led to losses in the fund. On February 19, 2004, Putnam made restitution to the fund of approximately $1.8 million, representing approximately $0.014 per share outstanding as of January 31, 2004. The funds paid-in-capital account reflects a corresponding increase. Had this payment been made when the error occurred, it would have had the effect of increasing the net asset value of each class of the funds shares by $0.01 to $0.02 per share between January 5, 2001 and February 18, 2004. Putnam has also made a number of personnel changes, including senior managers, and has implemented changes in procedures. Putnam has informed the SEC, the funds Trustees and independent auditors. The SEC is investigating this matter. The restitution made by Putnam is not reflected in the information appearing in the funds audited financial statements relating to periods ended July 31, 2003 and earlier.